

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2025

Steven Williamson
President and Chief Executive Officer
Pulmonx Corp
700 Chesapeake Drive
Redwood City, CA 94063

> **Re: Pulmonx Corp**
> **Registration Statement on Form S-3**
> **Filed September 26, 2026**
> **File No. 333-290560**

Dear Steven Williamson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: John McKenna